Filed by Time Warner Cable Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

(Commission File No. 001-33335)

Following is a transcript of a conference call held by senior management of Comcast Corporation and Time Warner Cable Inc. on February 13, 2014.

PARTICIPANTS

Corporate Participants

Jason S. Armstrong – Senior Vice President-Investor Relations, Comcast Corp.

Brian L. Roberts – Chairman & Chief Executive Officer, Comcast Corp.

Robert D. Marcus – Chairman & Chief Executive Officer, Time Warner Cable

Michael J. Angelakis – Vice Chairman & Chief Financial Officer, Comcast Corp.

David L. Cohen – Executive Vice President, Comcast Corp.

Neil Smit – President & Chief Executive Officer, Comcast Cable; Executive Vice President, Comcast Corp.

Other Participants

Benjamin Swinburne – Analyst, Morgan Stanley & Co. LLC

Doug Mitchelson – Analyst, Deutsche Bank Securities, Inc.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Jason Boisvert Bazinet – Analyst, Citigroup Global Markets Inc. (Broker)

Marci L. Ryvicker – Analyst, Wells Fargo Securities LLC

Amy Yong – Analyst, Macquarie Capital (USA), Inc.

Vijay Jayant – Analyst, International Strategy & Investment Group LLC

John C. Hodulik – Analyst, UBS Securities LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, ladies and gentlemen, and welcome to a joint conference call with Comcast and Time Warner Cable to announce a stock-for-stock transaction. At this time, all participants are in a listen-only mode. Please note that this conference call is being recorded.

I will now turn the call over to Senior Vice President, Investor Relations, Mr. Jason Armstrong. Please go ahead, Mr. Armstrong.

Jason S. Armstrong, Senior Vice President-Investor Relations

Welcome, everyone, and thank you for joining us on short notice this morning. Joining me on this morning’s call are Brian Roberts, Michael Angelakis, David Cohen, and Neil Smit from Comcast, as well as Rob Marcus from Time Warner Cable.

Before we begin, I would like to address some regulatory requirements. As detailed on the cautionary statement on Slide 2, today’s presentation is neither an offering of securities, nor a solicitation of a proxy vote. The information discussed today is qualified in its entirety by the registration statement and joint proxy statement that Comcast and Time Warner Cable will be filing in the future, and Comcast’s and Time Warner Cable’s shareholders are urged to read those filings carefully.

1

With that, let me turn the call to Brian Roberts for his comments. Brian?

Brian L. Roberts, Chairman & Chief Executive Officer

Thank you, Jason, and good morning, everyone. This is a very exciting day for all of us here. As you know, earlier this morning we announced that Comcast and Time Warner Cable Inc. have entered into a definitive agreement for our companies to merge. This will be an all-stock deal with an exchange ratio of 2.875 shares to 1.

We have been evaluating this opportunity with Time Warner Cable for some time now, and I’m really thrilled today to be able to share with you some of the reasons why we are so confident that this is the right deal for both companies and both sets of shareholders. This transaction will create a world-class blue-chip company committed to innovation. We will have best-in-class technology along with a near-national platform to drive efficiencies and meaningful economies of scale.

For Comcast, this deal underscores our belief in the cable business and continues our longstanding commitment to deliver benefits to consumers while building shareholder value. We have a lot of experience integrating cable assets and are confident that upon closing of the transaction, we can put these companies together quickly and efficiently.

On the regulatory front, we believe that this transaction is approvable. It is pro-consumer, pro-competitive, and strongly in the public interest, and that’s because the deal will benefit millions of customers who accelerated deployment of advanced technology and the development of new and innovative products making our businesses more competitive.

Significantly, it will not reduce competition in any relevant market because our companies do not overlap or compete with each other. In fact, we do not operate in any of the same ZIP Codes. And there’s no impact on the competitiveness of other MVPDs, including DirecTV, Dish, Verizon, AT&T, because they will still be competing with the same number of competitors in each market in which they operate.

We are prepared to divest up to 3 million subscribers, which would place the company at roughly the same national market share we had after the AT&T and Adelphia transactions, but in a much more competitive marketplace today. In fact, we will be less than 30% of this MVPD market, which was a prior cap that was twice vacated by the courts.

If you turn to Slides 5 and 6, you’ll see why we believe Time Warner Cable is such a unique asset. Its systems are in premier markets, including New York, Los Angeles, and Dallas. And this transaction will allow us to extend the benefits of scale to bring technically superior video and high-speed capabilities to Time Warner’s cable customers. Comcast customers currently have access to the most comprehensive video experience, including our cloud-based X1 entertainment operating system plus over 50,000 video-on-demand choices on their televisions.

We believe we have invested in sustainable leadership in the cable industry, and under Neil Smit’s leadership, we have created a formula that we can leverage in scaling this business for the benefit of our customers and shareholders alike. The combination gives us exposures to 19 of the top 20 markets and 43 of the top 50, as you will see on Slide 6. The benefits of the geographic exposure go beyond residential, and will allow us to provide more comprehensive capabilities in business services, improving our ability to compete regionally and nationally, and this extends to the advertising marketplace as well.

If you turn to Slide 7, as I noted earlier, we believe this transaction will provide significant benefits for consumers. Critically, we believe it will also prove very attractive for shareholders, both our own shareholders and those of Time Warner Cable. Our performance in the cable segment has a lot of momentum, and we believe there is significant value in extending our operating capabilities into these additional markets.

At the same time, we see substantial operating synergies as we bring our scale to a combination with Time Warner Cable. We believe that, including operating efficiencies, which we estimate – conservatively, we hope – at $1.5 billion, we are paying approximately 6.7-times EBITDA for premier markets in a cable business which we are very bullish on. We believe this merger will be accretive to free cash flow per share within the first year when you exclude transaction-related expenditures.

Equally important, the deal structure preserves our balance sheet strength, enhances our ability to consistently invest in our business and meaningfully return capital to shareholders. And to that last point, upon closing, we intend to expand our stock repurchase authorization by an additional $10 billion. We are, indeed, very excited about the future.

Michael will provide more detail on the transaction, David Cohen will address our path to approval of the transaction, and Neil Smit is here to discuss operating questions. But before we do that, I’m joined by Rob Marcus, Chief Executive of Time Warner Cable, with whom I feel great appreciation for the confidence he’s bestowing in all of us at Comcast. We’re looking forward to working with Rob and his team as we bring our companies together to deliver the most comprehensive and innovative products and services to our customers.

Rob?

Robert D. Marcus, Chairman & Chief Executive Officer, Time Warner Cable

Thanks, Brian. I’m really thrilled to be here this morning. Over the last several months, I’ve been consistent in articulating two objectives: maximize value for our shareholders and deliver great experiences to our customers. The transaction we announced this morning accomplishes both of those objectives.

The team at Time Warner Cable has built the premier pure-play cable company in the almost five years since we separated from Time Warner Inc. Our advanced network passes 30 million U.S. homes, and we sell services into roughly half of these. In addition, we’re connected to 860,000 businesses, including 58,000 fiber-connected buildings.

Over the years, we’ve worked together with Comcast on a number of innovative efforts, including the invention of cable broadband back in the 1990s, cable phone service in the first years of this century, and more recently, a CableWiFi network that spans the nation. Much as I would have relished the opportunity to let my new team seize the opportunities ahead, I believe that our customers, and yours, stand to benefit tremendously from the combined capabilities of these two great companies.

My commitment, and Glenn Britt’s before me, has been to deliver shareholder value. Since our separation from Time Warner, we have delivered on that promise. With this transaction, and including dividends paid, we’ve multiplied shareholder value by almost 6.5 times in just five years, and we’ve done that while investing more than $15 billion of CapEx to drive future growth. It’s been a very good run. I’m thankful to be able to work for a great company in a terrific industry, and I’m particularly thankful to our team, all 51,600 employees who make it all work every day.

On a personal level, it’s never easy to make the decision to cede control of a company. However, in this case, it just makes too much sense. The businesses we’re in – residential video, broadband,

phone, and home automation and business telecommunication services – are businesses where scale matters. Our customers will be the beneficiaries, as our combined scale will enable Comcast to deliver a truly great user experience.

This transaction seems very natural to me. We’ve worked together with Comcast, since time began, on a huge range of technological developments that have changed the way consumers connect to great content and to each other. We’ve shared a passion for innovation, for delivering better services, for playing fair but playing to win in a very competitive world. Along the way, we’ve created jobs in the communities we serve around the country.

We have chosen this transaction because we believe it will deliver the most value to our shareholders and our shareholders will own a significant percent of Comcast when the transaction closes. Comcast’s solid investment-grade rating is attractive to us, as is their commitment to shareholder returns.

In the months between now and closing, we at Time Warner Cable are committed to executing our plan to make the company even stronger, our products better, and our customers more satisfied with the confidence they placed in us. We plan to hit every element of the guidance we laid out two weeks ago, although you should expect that we will incur some extraordinary expenses related to this transaction, and as you’d expect, we will suspend our share repurchase program. We will, however, continue to pay our dividend.

So, again, thank you, Brian. When the time comes to turn over the keys to you, we’ll know that TWC is in very good hands.

Brian L. Roberts, Chairman & Chief Executive Officer

Thank you, Rob, for those very gracious comments. Now let me turn it over to Michael.

Michael J. Angelakis, Vice Chairman & Chief Financial Officer

Thank you, Brian, and thank you, Rob. We believe this transaction is strategically important and financially attractive to our shareholders. We are investing in a leading business that we all know well, and believe has significant and attractive opportunities to grow and further build shareholder value. Let me begin by briefly reviewing the details of the transaction on Slide 11.

Comcast will acquire 100% of Time Warner Cable shares for Comcast shares in a share-for-share exchange equal to pro forma ownership of approximately 23% of Comcast. Each Time Warner Cable share will be exchanged for 2.875 Comcast shares, valuing Time Warner Cable’s equity at approximately $45 billion.

For a frame of reference, the average exchange ratio of the Time Warner Cable stock relative to our own since Time Warner Cable’s spinoff in 2009 is 2.67x, only slightly below our 2.875x ratio in this combination. Using 2.875x, we believe it values TWC on an enterprise value of approximately 7.9x 2014 EBITDA, excluding cost synergies, and 6.7x 2014 EBITDA when we include our targeted $1.5 billion in operating synergies.

We believe this valuation is at the low end of the precedent cable transactions and is attractive to our shareholders relative to the business opportunity. The transaction generates strong returns yielding double-digit IRRs and is accretive to free cash flow per share within the first year and growing thereafter. Please refer to Slide 12.

As I mentioned, the transaction is strategically compelling for Comcast and provides attractive financial returns for our shareholders. Based on our analysis, which does not include any incremental revenue opportunities, we are confident that the transaction generates double-digit IRRs for our shareholders, which is significantly above our WACC, and generates substantial financial and strategic value for years to come.

Our analysis includes run-rate synergies of approximately $1.5 billion in operating expenses and approximately $400 million in capital expenditures. This approximates 10% of both Time Warner Cable’s operating expense base and its capital investment plan. As shown, there is a 500 basis point gap in margins between Time Warner Cable and our cable business. Our target for realizing the full operating expense synergy impact is three years from closing, but we believe the realization can be frontloaded, with more than 50% realized in year one.

We also see strong opportunities for revenue synergies, and as I mentioned, they are not currently factored into our return or our accretion analyses. However, we are confident that revenue opportunities exist by including greater bundling penetration in residential, expanded reach in commercial, expanded advertising platforms and capabilities, among many other benefits. Let’s move to the next slide, please.

I believe the structure and components of this transaction are attractive to our shareholders and demonstrate our consistent and balanced approach of investing in strategic opportunities that enhance our competitive position, generate attractive risk-adjusted returns, and accelerate our growth prospects, all while maintaining our financial strength and returning a meaningful percentage of our free cash flow to shareholders.

The table represents pro forma financial metrics for Comcast and Time Warner Cable for 2013. This illustration provides a view into the combined P&L, the financial strength in free cash flow generation, as well as a strong combined balance sheet of both companies at closing.

As you know, one of our financial priorities is to maintain our balance sheet strength. This transaction maintains Comcast’s strong investment-grade ratings and our financial flexibility. Based on the transaction, and on a pro forma basis, we’ll have consolidated debt of approximately $71.4 billion and a debt-to-EBITDA leverage ratio of approximately 2.4x, excluding the synergies I mentioned, and 2.3x if we include those synergies. We expect pro forma net leverage of approximately 2.2x at year-end 2014.

We view our strong balance sheet as an important strategic asset, and consistent with our prior commentary, our medium-term leverage targets remain at between 1.5x-2x. We believe this range provides the appropriate financial flexibility and liquidity to support our balance sheet and our long-term operating and strategic goals. Please refer to the next slide.

We believe this transaction is compelling strategically and complements our capital allocation strategy. I think it is important to reiterate that our capital strategy for 2013 and our overall allocation priorities remain firmly in place. As Brian mentioned, it is our clear intention to expand the share repurchase authorization by an additional $10 billion upon closing. This should highlight that we have confidence in the performance of the business and in our ability to execute our plan.

In summary, we believe the transaction represents an important and attractive strategic investment that generates strong risk-adjusted returns, and we are intensely focused on executing our plan and building shareholder value. We expect the deal to be free-cash-flow-per-share accretive, provide strong returns, maintain our balance sheet strength and investment-grade profile, and provide us the capacity to increase our return of capital, all while accelerating exciting growth opportunities for the company.

Now let me pass the call to David. Thank you.

David L. Cohen, Executive Vice President

Thank you, Michael. To discuss the regulatory issues in connection with this transaction, let’s turn to Slide 16. As Brian noted, the proposed transaction is pro-consumer, pro-competitive, strongly in the public interest, and is approvable by the FCC, the FTC or the Department of Justice, and the relevant state and local regulators.

It results in no reduction of choice for consumers, and following divestitures, it will result in essentially the same share of nationwide MVPD subscribers as following the Adelphia and AT&T Broadband transactions, below the 30% threshold of the twice-vacated FCC ownership cap in a much more competitive and dynamic marketplace.

And we recognized that certain competitive concerns will almost certainly be raised, but we strongly believe that any legitimate concerns are fully addressed by the highly competitive marketplace, by existing rules and regulations, by the binding conditions and requirements in place as a result of the approval of the Comcast-NBCUniversal transaction, and by the new undertakings that we announced today.

So the proposed transaction will not reduce competition in any relevant market. This is simply not a horizontal merger. Comcast and Time Warner Cable do not currently compete in a single ZIP Code in America. There is no impact on the competitiveness of other MVPDs, including DirecTV, Dish, Verizon, AT&T, and other cable companies.

Let’s turn to Slide 17, and there’re two central points that I want to emphasize here. First, there are multiple very strong pro-consumer and pro-competitive benefits from this transaction, which is something we expect the FCC and the antitrust regulators to focus on. We will improve video service, high-speed data service. We’ll offer more channels – and more high-def channels – to Time Warner Cable customers.

It’s also exciting that our business customers will benefit, as we’ll fill in gaps in our existing service areas which will allow the combined company to serve regional businesses we couldn’t serve before because of the expanded footprint of the business, which will bring much needed competition to this space where we’re still an upstart.

And this new company will also be a much more effective competitor in the advertising market. The transaction will also lead to expanded broadband competition and adoption. A wide array of FCC and antitrust rules and conditions from the NBCUniversal transaction that are already in place more than adequately address any potential competitive concerns, and they also offer significant public interest benefits.

Certain of those conditions will extend to the cable systems and related assets acquired from Time Warner Cable. For example, the FCC’s Open Internet Order – and in particular it’s no-blocking and nondiscrimination provisions, which have been vacated by the DC Circuit – will continue to be binding, not only in the Comcast territories, but now in the Time Warner Cable footprint as well.

Affordable standalone broadband service will be made available and marketed in a broader footprint. MVPDs and online video distributors will have defined arbitration rights for the additional Time Warner Cable programming that will now be part of the NBC programming group. More cable systems and communities will benefit from the public-interest commitments in the NBCUniversal transaction: diversity benefits, localism benefits, broadband adoption benefits.

So we look forward to working with the regulators and antitrust authorities and other policymakers as we demonstrate the consumer and public-interest benefits of this transaction.

Brian L. Roberts, Chairman & Chief Executive Officer

Thanks, David. So, in summary we view this as a merger that creates a company on the leading edge of innovation, a company committed to investing in networks, products, and services that deliver the customer the best possible experiences. We believe this deal is good for consumers and good for business and does not reduce competition in any market in any way.

At the same time, we see significant room for operating improvements, providing strong upside to Time Warner Cable’s margins. We believe our cable track record is quite strong with a lot of momentum. The financial benefits of this are attractive and will create sustainable value for our shareholders for years to come.

Operator, now let’s open it up to questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Our first question will come from the line of Ben Swinburne with Morgan Stanley. Please go ahead with your question.

<Q – Ben Swinburne – Morgan Stanley & Co. LLC>: Good morning. Brian, this is a company that has a scale that we’ve never seen in the U.S. before, so I was wondering if you could maybe spend a minute talking about what opportunities you see on the top line in terms of maybe new businesses or extensions of current businesses that a footprint covering the majority of the U.S. allows you to look at, that at least we haven’t seen cable maybe as focused on or as big in before. And then, as a follow-up, may be to Rob: Rob, you had been pushing for a bigger cash piece on the Charter front and obviously this is an all-stock deal. Can you just talk about whether that was something the Time Warner Cable board preferred from Comcast, why you looked at them differently potentially, and just how you’ve thought about the financing piece?

<A – Brian Roberts – Comcast Corp.>: Okay. Well, maybe I’ll start with, Ben, on the first question. I think that the world changes very rapidly with technology. And over the last 25 years, we’ve seen that, and it’s accelerating its pace of change. And I think that, in all cases, our competition and some of the innovation are national companies, in many cases international companies. Cable industry started with 30,000 regional local franchises that didn’t overlap, and I think that the – you’re right – the opportunity to now have a much broader footprint, even though we only have 29% of the customer base, gives us room for growth and innovation with new products.

And I think the initial thinking is in the small/medium-sized businesses, which is really the engine of growth for America’s economy, is the first opportunity to have, as we called it, filling in the footprint. But I think as we look to the advertising market and changes happening there, and in digital spaces and in faster rollout of products like TV Everywhere, Xfinity TV Go, or our cloud-based guides and cloud-based recommendations and voice navigation using your smartphone to control your TV and take your content or your digital life with you, these products and this innovation, if you just go to the Consumer Electronics Show, you see that change.

And our company wants to evolve and help lead that change. I think we’re uniquely in a position to do that and to accelerate. I think we’re bullish on cable. We’ve had success integrating in the past. And I proudly am including Time Warner, I think we have the people capabilities and the team to really put this company together and be very, very special. So I’m excited. Neil Smit will help lead this for us, and the track record of what’s been happening at Comcast cable is something we’re very, very proud of. And I think we can take advantage of this opportunity, and we’ll have a lot more to talk about as the years unfurl, but that’s our belief in why we’re doing this. Rob?

<A – Rob Marcus – Time Warner Cable>: Ben, I would echo Brian’s enthusiasm for what the combined company can accomplish, and that’s, in part, responsive to your question about our interest in taking stock versus cash. Over the last several months, I think I’ve repeated, I don’t know how many times, that I took very seriously my obligation to maximize value for shareholders. And when I look at maximizing value both on a near-term and long-term basis, I am completely convinced that this transaction fulfills that objective. And as far as taking Comcast stock versus my view on a Charter transaction, I think they’re apples and oranges. I think this combination is a truly special one, and I think that we’re going to create tremendous value for shareholders going forward. And the fact that Time Warner Cable shareholders can participate in 23% plus of the new company is a fabulous opportunity.

<Q – Ben Swinburne – Morgan Stanley & Co. LLC>: Thank you. Congratulations.

<A – Jason Armstrong – Comcast Corp.>: Thanks, Ben. Operator, next question, please.

Operator: Your next question will come from the line of Doug Mitchelson with Deutsche Bank. Please go ahead with your question.

<Q – Doug Mitchelson – Deutsche Bank Securities, Inc.>: Thanks so much. Two questions as well, if I may. Neil, there’s been a lot of investor focus on implementation of integration. Can you just walk through what do you think is going to be easy, what do you think is going to be difficult? Is there a chance – what it’s going to take to basically take the X1 platform and what Comcast does, and put that into the Time Warner Cable systems – understanding that Rob’s in the room, so. And then, separately, for Michael, what underlies the $1.5 billion of synergies? How much of that’s from programming costs versus other categories? How easy is that to achieve? Thanks.

<A – Neil Smit – Comcast Corp.>: Hi, Doug, it’s Neil. We have a very formulaic approach that we’ve used over the last few years to roll out our products and to launch the Xfinity brand in the markets. It started with getting DOCSIS 3.0 rolled out nationally; then we went all-digital; then we rolled out wireless routers to have the fastest in-home in Wi-Fi; we followed that with X1 and, more recently, cloud DVR. So, as we go through, it’s a continuing momentum of that approach that we’ll take as we go into the markets. I think it’s – we’re very disciplined about it. We know how to do it at scale. And that would be our approach.

In terms of the synergies, as Michael and Brian mentioned, we have about $1.5 billion of synergies we’re aiming for and $400 million of CapEx synergies. Keep in mind that there are – I’d break them down into three categories: overhead, operating synergies, and CapEx. The overhead synergies, I think there’s things in the various areas that we duplicate, and there’ll be opportunities to take them out, fees and services and whatnot. On the operating synergies, there are categories such as network operations, getting onto one backbone, one CDN, one IMS platform, programming, marketing, supply chain, warehouses, technical operations, tools and training there, and cost of goods – getting, for example, the voice onto one IMS platform.

So we feel very good about the synergies. I feel very confident, and I think they’re very realizable. We’re looking at getting greater than 50% in the first year, and I feel good about that. I’ve signed up for that personally.

<A – Michael Angelakis – Comcast Corp.>: So let me just add onto that, Doug. I think you asked the programming aspect. The programming aspect is a minority of our synergies. Actually, we’ve worked pretty cooperatively with our team and the Time Warner team to go line-by-line on a whole variety of operating efficiencies, like Neil just mentioned, and are quite confident that there’s about $750-million-plus in year one, and then it grows from there to have a steady state of about $1.5 billion. So there’s been meaningful diligence done by both sides to work through those numbers.

<Q – Doug Mitchelson – Deutsche Bank Securities, Inc.>: Along these lines, if I can just ask one quick clarification, the $400 million of CapEx synergies, does that mean we can take the Time Warner Cable CapEx plan that Rob laid out, subtract $400 million, and that’s the CapEx we should use for Time Warner Cable, or could that shift as you have integration implementation?

<A – Michael Angelakis – Comcast Corp.>: Yeah, I don’t want to go through modeling right now. Obviously, this transaction won’t close for some time, so Time Warner Cable is going to be operating in the ordinary course of their business plan for 2014. I think we’ll give more color as we go forward in the year for 2015 and beyond, but really, Time Warner Cable’s management team is focused on executing their plan that they laid out for 2014.

<Q – Doug Mitchelson – Deutsche Bank Securities, Inc.>: Thanks so much.

<A – Jason Armstrong – Comcast Corp.>: Thank you, Doug. Next question, please.

Operator: Our next question will come from the line of Jessica Reif Cohen with Bank of America Merrill Lynch. Please go ahead with your question.

<Q – Jessica Reif Cohen – Bank of America Merrill Lynch>: Thanks. I have a couple of questions, but on the programming side, not so much about the programming cost savings, but actually the benefits. How quickly can you roll out the rights that Comcast has across the Time Warner Cable footprint, so Streampix and TV Everywhere on-demand, electronic sell-through, et cetera? And what do you think the ARPU benefit will be from rolling that out?

<A – Neil Smit – Comcast Corp.>: Hi, Jessica. It’s Neil. As Michael said, we’ve done quite a bit of due diligence. I think it’s a matter of time before we work our way through the various contracts. And as Michael also said, they’re the minority of the synergies that we see, and we’ll work together and figure out the appropriate approach.

<A – Brian Roberts- Comcast Corp>: One of the things, Jessica, that – as we did with NBCUniversal, where we tried to say that we’re not going to make predictions about improvements in revenue – we’re taking the same approach here. But our goal, without a doubt, and what’s attractive here, and I think probably more attainable in the shorter-run because we are in lifetime businesses, that we have those products ready to roll out. And we will move as quickly as possible. Obviously, this will have a thorough review process. Things take a little bit of time. But what I think Neil said earlier, I just want to underscore.

Whether it is was our, what we called Cavalry when we went all-digital, or last year the complete rollout of X1 to 100% of the footprint to make it available, and now we can begin to ramp up the selling machine in the years ahead, I think we will come up with a similar type plan. If you were to harken all the way back to AT&T Broadband, the same thing happened under Steve’s leadership at that time. And this is, I think, a core competency of Comcast’s, which are these large integrations, trying to get onto one platform, and then be able to innovate from there.

And I think that will yield real ARPU improvements and triple-play sell-in rates and more self-installation, and things and customer service improvements, and a lot of the innovation that we’re now focused on for the customer experience from a service side, and being able to automate and do self-help. These are all the things – as we get that platform up there, we then roll it out across the entire footprint. That’s what we do. Michael?

<A – Michael Angelakis – Comcast Corp.>: Yeah, and I’ll just put a finer point on it, Jessica. When we look at our financial analysis, we’re not including any revenue lift from any of the innovations or rollouts that neither Brian nor Neil are mentioning. Really, we’ve just looked at the operating efficiencies of the $1.5 billion, and we feel very comfortable with that. and that is yielding pretty darn good returns as well as accretion. So that’s the basis of our financial analysis.

<Q – Jessica Reif Cohen – Bank of America Merrill Lynch>: Right, and then, Mike, a follow-up, just a second question, second topic. But you increased – or you said you will upon closing increase buyback by $10 billion, so is the new number $17.5 billion authorized, and will you commit to a timeframe to buy back stock?

<A – Michael Angelakis – Comcast Corp.>: So let’s cross that bridge when we get to it. I think if you look at 2014, our expectation from Comcast is that we will purchase approximately $3 billion of our stock back this year. We spoke about that several weeks ago. We have existing $7.5 billion authorization. We’ll fulfill the $3 billion this year. That will leave us with $4.5 billion. If we expand it by an incremental $10 billion, that means we’ll have almost $15 billion of authorization when the deal closes. And then we’ll talk about our financial strategy again going forward, hopefully, in the first part of 2015.

<Q – Jessica Reif Cohen – Bank of America Merrill Lynch>: Okay. Thank you.

<A – Jason Armstrong – Comcast Corp.>: Thank you, Jessica. Next question, please.

Operator: Our next question will come from the line of Phil Cusick with JPMorgan. Please go ahead with your question. Phil, your line may be on mute. Our next question will come from the line of Jason Bazinet with Citi. Please go ahead with your question.

<Q – Jason Bazinet – Citigroup Global Markets Inc. (Broker)>: Yeah, I think in Mr. Roberts’ opening remarks, you said this transaction would be approvable. And, just qualitatively, is it fair to say that this, in your view, will probably get more scrutiny than any other deal Comcast has done? And then, based on that, what you think reasonable timing is in terms of closure and approval?

<A – Brian Roberts – Comcast Corp.>: Well, I’ll defer to David for the very last part, but I think all deals get real scrutiny. It’s a very thorough process. And that’s what we would expect here. We want to cooperate and be as expeditious as possible, but understand there’s a process.

<A – David Cohen – Comcast Corp.>: Right. And I’d just add onto that that this is not that complicated a deal from an antitrust or a regulatory perspective, so it presents a lot fewer issues than the NBCUniversal transaction did, and that the government has lots of experience in reviewing cable consolidation deals. And when you look at a deal, it may sound scary, but when you parse it and realize that you’re ending up with a company with less than 30% of the share of the multichannel video marketplace, and that’s always been the flashpoint for the government to be concerned, I actually think in the – it’s going to get a careful review. Brian’s absolutely right. But it’s not going to have a more stringent review than prior transactions that this company has done.

In terms of timing, we’ve said we’d like to try and close the transaction by the end of the year. I think that is a realistic goal. The FCC has a 180-day shot clock to consider transactions. And while there have been many times where they have fallen short on that, the new chairman has said that he’s putting a premium on following internally established FCC deadlines and guidelines, and so we think a 9- to 12-month timeframe is a very realistic timeframe for the regulatory review process.

<Q – Jason Bazinet – Citigroup Global Markets Inc. (Broker)>: Thank you.

<A – Jason Armstrong – Comcast Corp.>: Thank you, Jason. Next question, please.

Operator: Our next question will come from the line of Marci Ryvicker with Wells Fargo. Please go ahead with your question.

<Q – Marci Ryvicker – Wells Fargo Securities LLC>: Thanks. I think we understand the competitiveness of the cable part and the regulatory side on cable, but what level of assurance do you have that the FCC won’t impose some mandate on the NBCU side of the house in order to win approval of this deal?

<A – Brian Roberts – Comcast Corp.>: Look, I think at this point we don’t have any assurance in that regard or any other regard. We’re proposing that we will make our public interest filing and prepare our Hart-Scott-Rodino filings in due course here. And we just have our judgment and experience, but it will be a process. David?

<A – David Cohen – Comcast Corp.>: Yeah, and I think that’s exactly right. But I’d add, we have the NBCUniversal FCC order and consent decree, it’s been in place for over three years, there have essentially been zero problems, and it’s got another four years to run. So, to the extent that there are vertical concerns with this transaction – that is the impact of adding relatively modest 8 million customers to the Comcast portfolio – the government already has a consent decree and order in place to provide the protections that might be necessary in that space.

<Q – Marci Ryvicker – Wells Fargo Securities LLC>: And it sounds like you’re rolling in the Time Warner Cable subs into that mandate, from the presentation, correct?

<A – David Cohen – Comcast Corp.>: Well, I think a number of the conditions in that deal automatically apply. And in the memorandum we issued today along with the announcement, we expressed a willingness to commit to other conditions that are in the order that might not automatically apply, to extend them as well. So I think the major conditions that the government put in place in that order effectively will apply automatically to the Time Warner Cable market.

<A – Brian Roberts – Comcast Corp.>: One last point that I would like to just make on that question is we’re very proud of the fact that we’ve exceeded or met every commitment that the company made in that order. And, obviously, much more success at NBC and elsewhere, and Telemundo and investment and commitment and diversity initiatives that we undertook have all been very successful for the first three years.

<Q – Marci Ryvicker – Wells Fargo Securities LLC>: Okay. Thank you.

<A – Jason Armstrong – Comcast Corp.>: Thanks, Marci. Next question, please.

Operator: Our next question will come from the line of Amy Yong with Macquarie. Please go ahead with your question.

<Q – Amy Yong – Macquarie Capital (USA), Inc.>: Thanks. I have a quick question on capital structure. I think Time Warner Cable and Comcast have sort of a philosophical difference on balance sheet. Can you just talk a little bit about how this deal could potentially change your view on balance sheet and why you actually need to preserve balance sheet strength?

<A – Michael Angelakis – Comcast Corp.>: Hi, it’s Michael, Amy. I think our perspective is not changed as we go forward. We will have a capital structure related to total debt of just over $70 billion. We expect to maintain our credit rating, which we think is very important. Our leverage target remains in place, which I’d mentioned in our prepared remarks is between 1.5 and 2. When the company does come together, our expectation is that our leverage will be approximately 2.2 to 2.3 times.

As we ended 2013, we’re around 2.2 to 2.3 times, so not a lot of change in the leverage profile, which is, I think, important for us. So we’ve already spoken to rating agencies. We feel quite good about our balance sheet. And I think our outlook going forward remains the same as it was several weeks ago when we had our own our earnings call and discussed our financial strategy and balance sheet profile.

<Q – Amy Yong – Macquarie Capital (USA), Inc.>: Thanks. And just if I could squeeze a really quick one on broadband, you’ve talked a little bit about the innovation on the video side? What about your view on broadband adoption, speed, and any changes on view on consumption-based billing?

<A – Neil Smit – Comcast Corp.>: This is Neil. Well, we’ve, as I mentioned, rolled out about 7 million wireless routers, and we’ve got the fastest in-home Wi-Fi. We’ve increased speeds 12 times over the last 12 years, and so we’re very aggressive in that space. We have some metered broadband test going on, but nothing conclusive there yet, but we’ll continue to monitor.

<A – David Cohen – Comcast Corp.>: If I can just add something onto that, I think one of the attractive elements of this transaction is the impact on the broadband market, both in terms of investment in plant and investment in greater-capacity broadband. We have some ideas about increasing competition in the broadband space, both through our wireline broadband and Wi-Fi, combination of these two companies, extensive Wi-Fi rollouts, and obviously, on the Comcast side, we have the best-in-industry broadband adoption program and are very much looking forward to extending that into the Time Warner Cable footprint., where we think we can have a meaningful impact in 19 of the 20 largest cities in America on broadband adoption in low-income communities.

So we think that’s one of the most powerful public interest arguments that we’re going to have in this transaction.

<A – Neil Smit – Comcast Corp.>: I’d also add that we are already partners with Time Warner in the Cable Wi-Fi Alliance, and so that will facilitate the ease of further rollout of Wi-Fi.

<Q – Amy Yong – Macquarie Capital (USA), Inc.>: Thank you.

<A – Jason Armstrong – Comcast Corp.>: Thank you, Amy. Operator, next question, please.

Operator: Our next question will come from the line of Vijay Jayant with ISI Group. Please go ahead.

<Q – Vijay Jayant – International Strategy & Investment Group LLC>: Hi. I have two questions. I understand there’s no breakup fee. Can you confirm that? And have you decided what market you would contemplate divesting on that 3 million subs that you talked about? Thank you.

<A – Brian Roberts – Comcast Corp.>: Yeah, Vijay, there’s no breakup fee in the deal. That’s correct. And I’ll answer the second one too, which is that, no, we have not identified what markets we’re talking about and probably won’t for some time yet.

<Q – Vijay Jayant – International Strategy & Investment Group LLC>: Great. Thank you.

<A – Michael Angelakis – Comcast Corp.>: Why don’t I just add a little bit on the divestment side. I think we’re going to work pretty cooperatively with the Time Warner folks to really look at the DMAs, look at tax issues and all those other kinds of elements. So there’s going to be, obviously, a closer evaluation that we’ll do over the next several months, I would say. I don’t think this is a short-term thing. And we’ll work through that cooperatively in the best interest of all the shareholders.

<A – Jason Armstrong – Comcast Corp.>: Thank you, Vijay. Operator, we’ve got time for one last question.

Operator: Our final question will come from the line of John Hodulik with UBS. Please go ahead.

<Q – John Hodulik – UBS Securities LLC>: Okay, thanks, two quick ones. First, a clarification, just in terms of the divestitures, I just wanted to confirm that the synergies number would move based on the size and scope of any divestitures that you guys do. And then a question for Neil, as you look at the new Time Warner Cable plan, is there any chance to go faster with the move to all-digital than what they laid out a couple weeks ago? And then relative to this, could CapEx numbers, at least in the near-term, initially tick up as you guys push X1 into these markets? Thanks.

<A – Michael Angelakis – Comcast Corp.>: So, on the divestiture side, I would say – again, I don’t want to get too deep into that. We’ve made no decisions about that at all. We really are not focused on that. The reality on the synergies is we’ll work through that as well. A significant part of synergies are obviously at a sort of headquarters corporate side, which obviously retain, but the reality is that there would be some synergy leakage to the extent that there’s a divestiture.

<A – Neil Smit – Comcast Corp.>: And concerning the all-digital rollout, we’ll work together with the Time Warner team. We’re been very experienced at rolling that out, and we know how to do it and we know how to do it at scale. And in terms of the X1 rollout, as we mentioned on the earnings call recently, it’s been great returns, great VOD upsell. And we’ll do it based on the returns, but we think the advantage of having a cloud-based infrastructure enables us to roll things out quickly, and we’ve been very pleased with the results of X1 so far.

Brian L. Roberts, Chairman & Chief Executive Officer

Let me conclude, if I might, then, by just saying we’re bullish on cable, and this transaction is unique in creating opportunities. I think we have a good partnership, and together, we’ll have something truly special. I think we have the team to pull it off, but for now, it’s business as usual. Time Warner is running their operations; we’re going back and running ours. The team will work on getting the approvals, but we’re going to stay focused this year and deal with the snowstorm that’s around all of us. And thank you very much for joining us today.

Jason S. Armstrong, Senior Vice President-Investor Relations

Okay, we’ll wrap up there. Again, thank you, everyone, for joining us on such short notice and, in particular, as Brian mentioned, given the inclement weather. Operator, back to you.

Operator: There will be a replay available of today’s call starting at 12:30 p.m. Eastern Standard Time. It will run through Tuesday, February 20th, at midnight Eastern Time. The dial-in number is 855-859-2056, and the conference ID number is 22627319. A recording of the conference call will also be available on the company’s website, beginning at 12:30 p.m. today. This concludes today’s teleconference. Thank you for participating. You may all disconnect

DISCLAIMERS

THE INFORMATION CONTAINED IN THIS EVENT TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. INVESTORS AND SECURITY HOLDERS OF TIME WARNER CABLE ARE ADVISED TO REVIEW THE CONFERENCE CALL ITSELF AND THE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

Important Information For Investors And Shareholders

In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the

SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013 and August 16, 2013. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Comcast and Time Warner Cable assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.